UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or Section 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 12, 2023

FOCUS IMPACT ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Delaware	001-40977	86-2433757
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

250 Park Avenue Ste 911 New York, NY		10177
(Address of principal executive offices)		(Zip Code)

(212) 213-0243
Registrant’s telephone number, including area code

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-half of one redeemable warrant	FIACU	The Nasdaq Stock Market LLC
Shares of Class A common stock included as part of the units	FIAC	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	FIACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Business Combination Agreement

On September 12, 2023, Focus Impact Acquisition Corp., a Delaware corporation (“FIAC”) entered into a Business Combination Agreement (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement” and the transactions contemplated thereby, collectively, the “Business Combination”), by and among FIAC, Focus Impact Amalco Sub Ltd., a company existing under the laws of the Province of British Columbia (“Amalco Sub”) and DevvStream Holdings Inc., a company existing under the Laws of the Province of British Columbia (“Devvstream”). Pursuant to the Business Combination Agreement, among other things FIAC will acquire DevvStream for consideration of shares in FIAC following its continuance to the Province of Alberta (as further explained below). The terms of the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions and other terms relating to the mergers and the other transactions contemplated thereby, are summarized below. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

Structure of the Business Combination

The acquisition is structured as a continuance followed by an amalgamation transaction, resulting in the following:

(a)
prior to the Effective Time, FIAC will continue (the “FIAC Continuance”) from the State of Delaware under the Delaware General Corporation Law (“DGCL”) to the Province of Alberta under the Business Corporations Act (Alberta) (“ABCA”) and change its name to DevvStream Corp. (“New PubCo”).

(b)
following the FIAC Continuance, and in accordance with the applicable provisions of the Plan of Arrangement and the Business Corporations Act (British Columbia) (the “BCBCA”), Amalco Sub and DevvStream will amalgamate to form one corporate entity (“Amalco”) in accordance with the terms of the BCBCA (the “Amalgamation”), and as a result of the Amalgamation, (i) each Company Share issued and outstanding immediately prior to the Effective Time will be automatically exchanged for that certain number of New PubCo Common Shares equal to the applicable Per Common Share Amalgamation Consideration, (ii) each Company Option and Company RSU issued and outstanding immediately prior to the Effective Time will be cancelled and converted into Converted Options and Converted RSUs, respectively, in an amount equal to the Company Shares underlying such Company Option or Company RSU, respectively, multiplied by the Common Conversion Ratio (and, for Company Options, at an adjusted exercise price equal to the exercise price for such Company Option prior to the Effective Time divided by the Common Conversion Ratio), (iii) each Company Warrant issued and outstanding immediately prior to the Effective Time shall become exercisable for New PubCo Common Shares in an amount equal to the Company Shares underlying such Company Warrant multiplied by the Common Conversion Ratio (and at an adjusted exercise price equal to the exercise price for such Company Warrant prior to the Effective Time divided by the Common Conversion Ratio), (iv) each holder of Company Convertible Notes, if any, issued and outstanding immediately prior to the Effective Time will first receive Company Shares and then New PubCo Common Shares in accordance with the terms of such Company Convertible Notes and (v) each common share of Amalco Sub issued and outstanding immediately prior to the Effective Time will be automatically exchanged for one common share of Amalco (the FIAC Continuance and the Amalgamation, together with the other transactions related thereto, the “Proposed Transactions”).

(c)
Simultaneously with the execution of the Business Combination Agreement, FIAC and Focus Impact Sponsor, LLC, a Delaware limited liability company (“FIAC Sponsor”) entered into a Sponsor Side Letter, pursuant to which, among other things, FIAC Sponsor agreed to forfeit (i) 10% of its SPAC Class B Shares effective as of the consummation of the Continuance at the closing of the Proposed Transactions and (ii) with FIAC Sponsor's consent, up to 30% of its SPAC Class B Shares and/or warrants in connection with financing or non-redemption arrangements, if any, entered into prior to consummation of the Business Combination Pursuant to the Sponsor Side Letter, FIAC Sponsor also agreed to (1) certain transfer restrictions with respect to SPAC securities, lock-up restrictions (terminating upon the earlier of: (A) 360 days after the Closing Date, (B) a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New PubCo’s stockholders having the right to exchange their equity for cash, securities or other property or (C) subsequent to the Closing Date, the closing price of the New Pubco Common Shares equaling or exceeding $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing) and (2) to vote any FIAC shares held by it in favor of the Business Combination Agreement, the Arrangement Resolution and the Proposed Transactions, and provided customary representations and warranties and covenants related to the foregoing.

(d)
In addition, contemporaneously with the execution of the Business Combination Agreement, DevvStream, FIAC and each of Devvio, Inc., the majority and controlling shareholder of DevvStream, and DevvStream’s directors and officers (the “Core Company Securityholders”) entered into Company Support & Lock-Up Agreements (the “Company Support Agreements”), pursuant to which, among other things, (i) each of the Core Company Securityholders agreed to vote any Company Shares held by him, her or it in favor of the Business Combination Agreement, the Arrangement Resolution and the Proposed Transactions, and provided customary representations and warranties and covenants related to the foregoing, and (ii) each of the Core Company Securityholders has agreed to certain transfer restrictions with respect to DevvStream securities prior to the Effective Time and lock-up restrictions with respect to the New PubCo Common Shares to be received by such Core Company Securityholder under the Business Combination Agreement, which lock-up restrictions are consistent with those agreed to by FIAC Sponsor in the Sponsor Side Letter.

Consideration

The aggregate consideration to be paid to DevvStream shareholders and securityholders is that number of New PubCo Common Shares (or, with respect to Company Options, Company RSUs and Company Warrants, a number of Converted Options, Converted Options and Converted Warrants consistent with the aforementioned conversion mechanics) equal to (a) (i) $145 million plus (ii) the aggregate exercise price of all in-the-money options and warrants immediately prior to the Effective Time (or exercised in cash prior to the Effective Time) divided by (b) $10.20 (the “Share Consideration”). The Share Consideration is allocated among DevvStream shareholders and securityholders as set forth in the Business Combination Agreement.

Proxy Statement/Prospectus and Stockholder Meeting

As promptly as practicable after the date of the Business Combination Agreement, the FIAC has agreed to prepare, with the reasonable assistance of DevvStream, and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, the “Registration Statement”) in connection with the registration under the Securities Act of (a) the New PubCo Common Shares to be issued under the Business Combination Agreement, (b) the Convertible Note Shares to be issued in respect of the Company Shares issued pursuant to conversion of the Company Convertible Notes and (c) the replacement New PubCo Securities to be issued in the FIAC Continuance, which Registration Statement will also contain a proxy statement (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from the SPAC Shareholders for the matters to be acted upon at the SPAC Special Meeting and providing the SPAC Public Shareholders an opportunity, in accordance with the SPAC’s Organizational Documents, to have their SPAC Shares redeemed (such rights to have their FIAC Shares redeemed, “Redemption Rights,” and such redemption thereof, the “Redemption”) in conjunction with the shareholder vote on the SPAC Shareholder Approval Matters.

Closing

The Closing will be on a date no later than two Business Days following the satisfaction or waiver of all of the closing conditions. It is expected that the Closing will occur on or before June 12, 2024.

Representations, Warranties and Covenants

The Business Combination Agreement contains customary representations, warranties and covenants of (a) DevvStream and (b) FIAC and Amalco Sub relating to, among other things, their ability and authority to enter into the Business Combination Agreement and their capitalization and operations.

Conditions to Closing

General Conditions

The obligation of the parties to consummate the Proposed Transactions is conditioned on, among other things, the satisfaction or waiver (where permissible) by FIAC and DevvStream of the following conditions: (a) the stockholders of FIAC have approved and adopted the SPAC Shareholder Approval Matters; (b) the shareholders of DevvStream have approved and adopted the Company Shareholder Approval Matters; (c) absence of a Law that makes the Proposed Transactions illegal or otherwise prohibits or enjoins the parties from consummating the same; (d) the Registration Statement has been declared effective by the SEC; (e) the New PubCo Common Shares  have been approved for listing on Nasdaq; (f) shareholders of DevvStream have approved and adopted the Arrangement Resolution in accordance with the Interim Order; (g) the Interim Order and the Final Order have been obtained on terms consistent with the Business Combination Agreement and (h) the FIAC Continuance has been consummated.

FIAC and Amalco Sub Conditions to Closing

The obligations of FIAC, and Amalco Sub to consummate the Proposed Transactions are subject to the satisfaction or waiver by FIAC (where permissible) of the following additional conditions

•
The (i) Company Specified Representations are true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the date of the Business Combination Agreement and on and as of the Closing Date immediately prior to the Effective Time as if made on the Closing Date immediately prior to the Effective Time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct in all material respects on and as of such earlier date), (ii) representations and warranties set forth in Article V (other than Section 5.5), are true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the date of the Business Combination Agreement and on and as of the Closing Date immediately prior to the Effective Time as if made on the Closing Date immediately prior to the Effective Time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in each case, the failure of such representations and warranties to be so true and correct, has not had a Company Material Adverse Effect and (iii) the representations and warranties of DevvStream contained in Section 5.5 shall be true and correct, except for any de minimis failures to be so true and correct, as of the date of the Business Combination Agreement and on and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct, except for any de minimis failures to be so true and correct, on and as of such earlier date) (collectively, the “DevvStream Representation Condition”).

•
DevvStream shall have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Closing Date (the “DevvStream Covenant Condition”).

•	There has been no event that is continuing that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (the “DevvStream MAE Condition”).
•	Each of the Key Employees shall be actively employed or engaged with DevvStream as of the Closing Date.

•
DevvStream shall have delivered to FIAC a certificate, dated the Closing Date, signed by an executive officer of DevvStream, certifying as to the satisfaction of the DevvStream Representation Condition, the DevvStream Covenant Condition and the DevvStream MAE Condition (as it relates to DevvStream).

•
DevvStream shall have delivered a certificate, signed by the secretary of DevvStream, certifying that true, complete and correct copies of the Company Organizational Documents, as in effect on the Closing Date, and the resolutions of DevvStream’s board of directors authorizing and approving the Proposed Transactions are attached to such certificate.

•	DevvStream shall have delivered counterparts of the Registration Rights Agreement executed by each Company Securityholder.
•	The Core Company Securityholders shall be party to a Company Support & Lock-Up Agreement.
•	DevvStream shall have delivered executed counterparts of all Key Employment Agreements.
•
DevvStream shall have delivered a properly executed certification, dated as of the Closing Date, that meets the requirements of U.S. Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), certifying that DevvStream is not and has not been a “United States real property holding corporation” (as defined in Section 897(c)(2) of the Code).

Devvstream Conditions to Closing

The obligations of DevvStream to consummate the Proposed Transactions are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

•
The (i) SPAC Specified Representations are true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the date of the Business Combination Agreement and on and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct in all material respects on and as of such earlier date), (ii) representations and warranties set forth in Articles III and IV (other than the SPAC Specified Representations and those contained in Section 3.5 and Section 4.5), without giving effect to materiality, Material Adverse Effect or similar qualifications, are true and correct in all respects at and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (other than in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which will be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect and (iii) the representations and warranties of FIAC and Amalco Sub, respectively, contained in Section 3.5 and Section 4.5 shall be true and correct, except for any de minimis failures to be so true and correct, as of the date of the Business Combination Agreement and on and as of the Closing Date as if made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct, except for any de minimis failures to be so true and correct, on and as of such earlier date) (the “FIAC Representation Condition”).

•
Each of FIAC and Amalco Sub, respectively, shall have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Closing Date (the “FIAC Covenant Condition”).

•
FIAC shall have delivered to DevvStream a certificate, dated the Closing Date, signed by an authorized officer of FIAC, certifying as to the satisfaction of the FIAC Representation Condition and the FIAC Covenant Condition.

•
FIAC shall have delivered to DevvStream, dated the Closing Date, signed by the Secretary of FIAC certifying certifying that true, complete and correct copies of the FIAC Organizational Documents (after giving effect to the FIAC Continuance), as in effect on the Closing Date, and as to the resolutions of FIAC’s board of directors unanimously authorizing and approving the Proposed Transactions and respective stockholders or members, as applicable, authorizing and approving the Proposed Transactions.

•	DevvStream shall have received counterparts of the Registration Rights Agreement executed by New PubCo.
•	FIAC and New PubCo shall have delivered to DevvStream resignations of certain directors and executive officers of FIAC and Amalco Sub.

Termination

The Business Combination Agreement may be terminated at any time by DevvStream and FIAC with mutual written consent and by DevvStream or FIAC, respectively, as follows:

(a)
By FIAC or DevvStream, if (i) the Required Company Shareholder Approval is not obtained at DevvStream Meeting, (ii) if the Required SPAC Shareholder Approval is not obtained at the SPAC Special Meeting, (iii) Laws or Orders prohibit or enjoin the consummation of the Arrangement and has become final and nonappealable, or (iv) the Effective Time does not occur on or before June 12, 2024 subject to a one-time thirty (30)-day extension upon written agreement of the parties (provided, that, if the Registration Statement shall not have been declared effective by the SEC as of the Outside Date, the FIAC shall be entitled to one sixty (60)-day extension upon notice to DevvStream) (the “Outside Date”) (provided, however, that the right to terminate the Business Combination Agreement under the clause described in this clause will not be available to a party if the inability to satisfy such conditions was due to the failure of such party to perform any of its obligations under the Business Combination Agreement).

(b)
By FIAC or DevvStream if DevvStream’s board of directors or any committee thereof has withdrawn or modified, or publicly proposed or resolved to withdraw, the recommendation that DevvStream Shareholders vote in favor of DevvStream Shareholder Approval or DevvStream enters into a Superior Proposal.

(c)
By DevvStream upon written notice to FIAC, in the event of a breach of any representation, warranty, covenant or agreement on the part of FIAC or Amalco Sub, such that the FIAC Representation Condition or FIAC Covenant Condition would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured, is not cured by FIAC within 30 Business Days after receipt of written notice thereof, or (ii) is incapable of being cured prior to the Outside Date; provided, that DevvStream will not have the right to terminate if it is then in material breach of the Business Combination Agreement.

(d)
By FIAC upon written notice to DevvStream, in the event of a breach of any representation, warranty, covenant or agreement on the part of DevvStream, such that DevvStream Representation Condition or DevvStream Covenant Condition would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured, is not cured by DevvStream within 30 Business Days after receipt of written notice thereof, or (ii) is incapable of being cured prior to the Outside Date; provided, that FIAC will not have the right to terminate the Business Combination Agreement if it is then in material uncured breach of the Business Combination Agreement.

(e)	By FIAC upon written notice to DevvStream if there has been a Company Material Adverse Event which is not cured by DevvStream within 30 Business Days after receipt of written notice thereof.

Expenses

The Business Combination Agreement provides for the following with respect to expenses related to the Proposed Transactions

•
If the Proposed Transactions are consummated, New PubCo will bear Expenses of the parties, including the SPAC Specified Expenses and any Excise Tax Liability (as defined below). The Excise Tax Liability was incurred in connection with a meeting of the stockholders of FIAC to extend the date upon which a business combination could occur, where upon holders of 17,297,209 shares of Class A Common Stock of FIAC properly exercised their right to redeem their shares. This resulted in an excise tax liability in the amount of $1,798,606 as of June 30, 2023 (the “Excise Tax Liability”). Should FIAC liquidate prior to December 31, 2023, the Excise Tax Liability will not be due.

•
If (a) FIAC or DevvStream terminate the Business Combination Agreement as a result of a mutual written consent, the Required SPAC Shareholder Approval not being obtained, or the Effective Time not occurring by the Outside Date or (b) DevvStream terminates the Business Combination Agreement due to a breach of any representation or warranty by FIAC or Amalco Sub, then all Expenses incurred in connection with the Business Combination Agreement and the Proposed Transactions will be paid by the party incurring such Expenses, and no party will have any liability to any other party for any other expenses or fees.

•
If (a) FIAC or DevvStream terminate the Business Combination Agreement due to the Required Company Shareholder Approval not being obtained or (b) DevvStream terminates the Business Combination Agreement due to a Change in Recommendation by DevvStream’s board of directors or DevvStream entering into a Superior Proposal or (c) FIAC terminates the Business Combination Agreement due to a breach of any representation or warranty by DevvStream or a Company Material Adverse Effect, DevvStream will pay to FIAC all Expenses incurred by FIAC in connection with the Business Combination Agreement and the Proposed Transactions up to the date of such termination (including (i) SPAC Specified Expenses incurred in connection with the transactions, including SPAC Extension Expenses and (ii) any Excise Tax Liability provided that, solely with respect to Excise Tax Liability, notice of such termination is provided after December 1, 2023).

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Business Combination Agreement is qualified in its entirety by reference to the full text of the Business Combination Agreement filed with this Current Report on Form 8-K. The Business Combination Agreement is included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about FIAC, DevvStream or the other parties thereto. In particular, the assertions embodied in representations and warranties by DevvStream, New PubCo, FIAC, and Amalco Sub contained in the Business Combination Agreement are qualified by information in the disclosure schedules provided by the parties in connection with the signing of the Business Combination Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, investors and security holders should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual state of facts about DevvStream, New PubCo, FIAC and Amalco Sub.

Sponsor Side Letter

In connection with signing the Business Combination Agreement, FIAC and FIAC Sponsor entered into a letter agreement, dated September 12, 2023 (the “Sponsor Side Letter”), pursuant to which FIAC Sponsor agreed to forfeit (i) 10% of its SPAC Class B Shares effective as of the consummation of the Continuance at the closing of the Proposed Transactions and (ii) with FIAC Sponsor's consent, up to 30% of its SPAC Class B Shares and/or warrants in connection with financing or non-redemption arrangements, if any, entered into prior to consummation of the Business Combination if any, negotiated by the Effective Date. Pursuant to the Sponsor Side Letter, FIAC Sponsor also agreed to (1) certain transfer restrictions with respect to SPAC securities, lock-up restrictions (terminating upon the earlier of: (A) 360 days after the Closing Date, (B) a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of New PubCo’s stockholders having the right to exchange their equity for cash, securities or other property or (C) subsequent to the Closing Date, the closing price of the New Pubco Common Shares equaling or exceeding $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 150 days after the Closing) and (2) to vote any SPAC Shares held by it in favor of the Business Combination Agreement, the Arrangement Resolution and the Proposed Transactions, and provided customary representations and warranties and covenants related to the foregoing.

The foregoing description of the Sponsor Side Letter is qualified in its entirety by reference to the full text of the Sponsor Side Letter, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Company Support & Lock-up Agreement

In connection with signing the Business Combination Agreement, Devvstream, FIAC and the Core Company Securityholders entered into the Company Support Agreements, dated September 12, 2023, pursuant to which (i) each of the Core Company Securityholders agreed to vote any Company Shares held by him, her or it in favor of the Business Combination Agreement, the Arrangement Resolution and the Proposed Transactions, and provided customary representations and warranties and covenants related to the foregoing, and (ii) each of the Core Company Securityholders has agreed to certain transfer restrictions with respect to DevvStream securities prior to the Effective Time and lock-up restrictions with respect to the New PubCo Common Shares to be received by such Core Company Securityholder under the Business Combination Agreement, which lock-up restrictions are consistent with those agreed to by FIAC Sponsor in the Sponsor Side Letter.

The foregoing description of the Company Support & Lock-up Agreement is qualified in its entirety by reference to the full text of the Company Support & Lock-up Agreement, the form of which is filed as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference.

Registration Rights Agreement

At the closing of the Business Combination, it is anticipated that the FIAC, FIAC Sponsor, and certain existing holders of Devvstream securities (the “Legacy Devvstream Holders”) will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Legacy Devvstream Holders  and FIAC Sponsor will be granted customary registration rights with respect to shares of the post-Business Combination company. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, the form of which is filed as Exhibit 10.3 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

On September 13, 2023, FIAC and Devvstream issued a press release announcing the execution of the Business Combination Agreement, the Sponsor Side Letter, the Company Support & Lock-up Agreement and the Registration Rights Agreement. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

Also, an investor presentation and the transcript of a recorded presentation from management discussing the Business Combination, each of which will be used by FIAC and DevvStream in connection with the Business Combination, are furnished as Exhibits 99.2 and 99.3, respectively, to this Current Report on Form 8-K Notwithstanding the foregoing, information contained on or posted to FIAC’s website and the websites of Devvstream or any of its affiliates referenced in Exhibit 99.1, 99.2 or 99.3 or linked therein or otherwise connected thereto does not constitute part of, nor is it incorporated by reference into, this Current Report on Form 8-K.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, FIAC’s and DevvStream’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by FIAC and its management, and Devvstream and its management, as the case may be, are inherently uncertain and subject to material change. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. certain other risks are identified and discussed in.  Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions; (2) the amount of redemptions by FIAC’s public stockholders in connection with the Business Combination; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed transactions; (4) the outcome of any legal proceedings that may be instituted against FIAC, DevvStream, the combined company or others; (5) the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of stockholders is not obtained; (6) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (7) the ability to meet stock exchange listing standards following the consummation of the proposed transactions; (8) the risk that the proposed transactions disrupts current plans and operations of FIAC or DevvStream as a result of the announcement and consummation of the proposed transactions; (9) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (10) costs related to the proposed transactions; (11) changes in applicable laws or regulations; (12) risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; (13) the possibility that FIAC, DevvStream or the combined company may be adversely affected by other economic, business, and/or competitive factors; (14) risks relating to DevvStream’s key intellectual property rights; (15) the Company’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (16) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in FIAC’s final prospectus relating to its initial public offering, filed with the SEC on October 27, 2021, and other filings with the SEC, including the Registration Statement and (17) certain other risks identified and discussed in DevvStream’s Annual Information Form for the year ended July 31, 2022, and DevvStream’s other public filings with Canadian securities regulatory authorities, available on DevvStream’s profile on SEDAR at www.sedarplus.ca. If any of these risks materialize or FIAC’s, DevvStream’s or FIAC Sponsor’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that FIAC, Devvstream or FIAC Sponsor does not presently know or that it currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward-looking statements reflect FIAC’s, DevvStream’s or FIAC Sponsor’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. While FIAC, Devvstream or FIAC Sponsor may elect to update these forward-looking statements at some point in the future, FIAC, Devvstream and FIAC Sponsor specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing FIAC’s, DevvStream’s or FIAC Sponsor’s assessments as of any date subsequent to the date of this report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

In connection with the Business Combination, FIAC and Devvstream intend to prepare, and FIAC intends to file a Registration Statement on Form S-4 (the “Registration Statement”) containing a prospectus with respect to the securities to be issued in connection with the Business Combination, a proxy statement with respect to the stockholders’ meeting of FIAC to vote on the Business Combination and certain other related documents. Investors, securityholders and other interested persons are urged to read, when available, the preliminary proxy statement/prospectus in connection with FIAC’s solicitation of proxies for its special meeting of stockholders to be held to approve the Business Combination (and related matters) and general amendments thereto and the definitive proxy statement/prospectus because the proxy statement/prospectus will contain important information about FIAC, Devvstream and the Business Combination. When available, FIAC will mail the definitive proxy statement/prospectus and other relevant documents to its stockholders as of a record date to be established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that FIAC will send to its stockholders in connection with the Contemplated Business Combination. Once the Registration Statement is declared effective, copies of the Registration Statement, including the definitive proxy statement/prospectus and other documents filed by FIAC or Devvstream with the SEC, may be obtained , free of charge, by directing a request to Focus Impact Acquisition Corp., 250 Park Avenue, Suite 911, New York, New York 10177. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

FIAC and its directors, executive officers, other members of management, and employees, may be deemed to be participants in the solicitation of proxies of FIAC’s stockholders in connection with the Business Combination under SEC rules. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of FIAC’s stockholders in connection with the Business Combination will be in the Registration Statement and the proxy statement/prospectus included therein, when it is filed with the SEC. To the extent that holdings of FIAC’s securities have changed since the amounts printed in FIAC’s Registration Statement on Form S-1 relating to its initial public offering, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of FIAC’s directors and officers in FIAC’s filings with the SEC and such information will also be in the Registration Statement to be filed with the SEC, which will include the proxy statement/prospectus of FIAC for the Business Combination.

Devvstream and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of FIAC in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the proxy statement/prospectus of FIAC for the Business Combination when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This Current Report on Form 8-K relates to the Business Combination and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, or an exemption therefrom, and otherwise in accordance with applicable law.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description
2.1*	Business Combination Agreement
10.1	Sponsor Side Letter
10.2	Form of Company Support & Lock-up Agreement
10.3	Form of Registration Rights Agreement
99.1	Press release, dated September 13, 2023
99.2	Investor presentation, dated September 13, 2023
99.3	Transcript of September 13, 2023 management presentation relating to the Business Combination.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
* Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 13, 2023
FOCUS IMPACT ACQUISITION CORP.

	By:	/s/ Carl Stanton
	Name:	Carl Stanton
	Title:	Chief Executive Officer